Exhibit (a)(5)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 20, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of CGI-Fairfax (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by CGI-Fairfax.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Stanley, Inc.
at
$37.50 Net Per Share
by
CGI Fairfax Corporation
a wholly owned subsidiary of
CGI Federal Inc.
an indirect wholly owned subsidiary of
     CGI Fairfax Corporation (“CGI-Fairfax”), a Delaware corporation and a wholly owned subsidiary of CGI Federal Inc. (“CGI-US”), a Delaware corporation and an indirect wholly owned subsidiary of CGI Group Inc. (“CGI”), a corporation organized under the laws of the Province of Québec, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Stanley, Inc. (“Stanley”), for $37.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2010 (the “Offer to Purchase”) and the Letter of Transmittal (such offer the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 17, 2010, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 6, 2010 (the “Merger Agreement”), by and among CGI, CGI-US, CGI-Fairfax and Stanley. The Offer is conditioned upon, among other things: (i) the satisfaction of the Minimum Tender Condition (as defined below), (ii) the Governmental Approval Conditions (as defined below), and (iii) the other conditions set forth in the Offer to Purchase.
     The term “Minimum Tender Condition” is defined in “The Tender Offer—Section 15—Certain Conditions of the Offer” in the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, represents at least a majority of the outstanding Shares on a “fully diluted basis” (i.e. after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (as defined below). The Term “Governmental Approval Conditions” is also defined in “The Tender Offer—Section 15—Certain Conditions of the Offer” in the Offer to Purchase and refers to (i) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) review and approval by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, (iii) approval by the Defense Security Service of the United States Department of Defense of a plan to operate Stanley’s business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that does not impose certain restrictions or conditions, and (iv) 60 days having elapsed following notice under the International Traffic in Arms Regulations. The Offer also is subject to other important conditions set forth in the Offer to Purchase. The Offer is not subject to a financing condition.
     The Merger Agreement provides that, subject to certain conditions, CGI-Fairfax will be merged with and into Stanley with Stanley continuing as the surviving corporation, wholly owned by CGI-US (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Stanley as treasury stock or owned by CGI, CGI-US or CGI-Fairfax, or their respective subsidiaries, all of which will automatically be canceled and will cease to exist) will be converted into the right to receive $37.50 (or any other per Share price paid in the Offer) net to the Seller in cash, without interest and less any required withholding taxes.
     The Board of Directors of Stanley has unanimously: (i) deemed it advisable and in the best interests of Stanley and its stockholders that Stanley enter into the Merger Agreement and consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, (ii) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Stanley and its stockholders, (iii) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Stanley’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of adoption of the Merger Agreement.
     For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), CGI-Fairfax will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when CGI-Fairfax gives oral or written notice to Computershare Investor Services Inc. (the “Depositary”) of CGI-Fairfax’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from CGI-Fairfax and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.
     In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.
     The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, June 17, 2010 (which is the end of the day on June 17, 2010), unless CGI-Fairfax, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.
     The Merger Agreement provides that, so long as neither Stanley nor CGI terminates the Merger Agreement in accordance with its terms, CGI-Fairfax must extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by Stanley) if at any then-scheduled Expiration Date any condition to the Offer is not satisfied, but is not obligated to extend the Offer beyond November 6, 2010.
     CGI-Fairfax may, and if requested by Stanley must, provide one or more “subsequent offering periods” (each, a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
     Any extension of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the Securities and Exchange Commission. Such announcement will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares, except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by CGI-Fairfax pursuant to the Offer, may also be withdrawn at any time after November 6, 2010. If the initial offering period has expired and CGI-Fairfax provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission (with original delivered via overnight courier) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by CGI-Fairfax, in its sole discretion, which determination will be final and binding.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Stanley has provided CGI-Fairfax with Stanley’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed by or on behalf of CGI-Fairfax to record holders of Shares whose names appear on Stanley’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed below or to the Dealer Manager at its address listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
The Information Agent for the Tender Offer is:
100 Wall Street, 22nd floor
New York, NY 10005
Banks and Brokers Call Collect: (917) 338-3181
All Others Call Toll Free: (888) 742-1305
The Dealer Manager for the Tender Offer is:
Deutsche Bank Securities
Mailstop: NYC60-4515
Attention: Rama Ramabadran
60 Wall Street
New York, NY 10005
May 20, 2010